SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. )

                      Pacific Gulf Properties Inc.
                            (Name of Issuer)

                             Common Stock
                     (Title of Class of Securities)

                               694396102
                             (CUSIP Number)

                           Mr. Matthew W. Kaplan
                           Rothschild Realty Inc.
                         1251 Avenue of the Americas
                          New York, New York 10020
                             (212) 403-3500
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                               July 18, 1997
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].


                           Page 1 of 7 Pages

                                      13D
CUSIP No.  694396102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON        Five Arrows Realty Securities L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER          -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER 740,858  fn(1)
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER  740,858 fn(1)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          740,858 fn(1)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            5.8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

fn(1) Upon conversion of (i) 270,270 shares of Class A Senior Cumulative Convertible Preferred Stock and (ii) 470,588 shares of Class B Senior Cumulative Convertible Preferred Stock, in each case, held by the reporting person, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment.
                                Page 2 of 7 Pages

                                      13D
CUSIP No.  694396102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON       Rothschild Realty Investors II L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER          -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER 740,858  fn(1)
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER  740,858  fn(1)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          740,858  fn(1)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            5.8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

fn(1) Upon conversion of (i) 270,270 shares of Class A Senior Cumulative Convertible Preferred Stock and (ii) 470,588 shares of Class B Senior Cumulative Convertible Preferred Stock, in each case, held by the reporting person, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment.

                               Page 3 of 7 Pages

Item 1.   Security and Issuer

            This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the Common Stock, par value $.01 per share (the "Common Stock") of Pacific Gulf Properties, Inc., a Maryland corporation (the "Company"), whose principal executive offices are located at 363 San Miguel Drive, Newport Beach, California 92660-7805.

Item 2.   Identity and Background

          (a) This Schedule 13D is being filed on behalf of (i) Five Arrows Realty Securities L.L.C., a Delaware limited liability company ("Five Arrows") and (ii) Rothschild Realty Investors II L.L.C., a Delaware limited liability company and sole Managing Member of Five Arrows ("Rothschild").

          The reporting entities are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of shares of Preferred Stock.

          (b) The business address of each of the Five Arrows and Rothschild is 1251 Avenue of the Americas, New York, New York 10020.

          (c) Five Arrows is a private investment limited liability company. The principal occupation of Rothschild is acting as managing member of Five Arrows. The current Managers of Rothschild are John D. McGurck, Matthew W. Kaplan, James E. Quigley, 3rd, and D. Pike Aloian.

          (d) Neither of Five Arrows or Rothschild has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Five Arrows or Rothschild has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                         Page 4 of 7 Pages

Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the purchases reported by Five Arrows herein was Five Arrow's capital. The total amount of funds used by Five Arrows to purchase the 270,270 shares of Class A Senior Cumulative Convertible Preferred Stock (the "Class A Preferred Stock") reported herein was $5,000,000. The total amount of funds used by Five Arrows to purchase the 470,588 shares of Class B Senior Cumulative Convertible Preferred Stock (the "Class B Preferred Stock" and, together with the Class A Preferred Stock, the "Preferred Stock") reported herein was $10,000,000.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Preferred Stock by Five Arrows is for investment. The acquisition of the 270,270 shares of Class A Preferred Stock was made pursuant to an Investment Agreement, dated as of December 31, 1996, between the Company and Five Arrows (the "Class A Investment Agreement"). The Class A Investment Agreement provides that on or before December 31, 1997, the Company shall be required to sell to Five Arrows, and Five Arrows shall be required to purchase from the Company, an additional 1,081,081 shares of Class A Preferred Stock. The acquisition of the 470,588 shares of Class B Preferred Stock was made pursuant to an Investment Agreement, dated as of May 27, 1997, between the Company and Five Arrows (the "Class B Investment Agreement"). The Class B Investment Agreement provides that on or before December 31, 1997, the Company shall be required to sell to Five Arrows, and Five Arrows shall be required to purchase from the Company, an additional 941,177 shares of Class B Preferred Stock.

          Five Arrows intends to review its holdings with respect to the Company on a continuing basis. Depending on Five Arrows's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Preferred Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Five Arrows may acquire other securities of the Company; sell all or a portion of its shares of Preferred Stock or other securities of the Company, now owned or hereafter acquired; provided, however, that Five Arrows has agreed that prior to June 30, 1998 it shall not sell, transfer, convey, assign, pledge or hypothecate any shares of the Preferred Stock or any shares of the Common Stock into which such Preferred Stock is convertible.

          Pursuant to the Articles Supplementary of the Charter of the Company, Five Arrows has the right to elect one member of the Board of Directors of the Company. Additionally, upon the occurrence of certain other events, Five Arrows would have the right to elect a second member of the Board of Directors of the Company. Consequently, James E. Quigley 3rd has been designated as a member of the Board of Directors of the Company and has been appointed to the Board of Directors of the Company by the existing Board of Directors of the Company.


                         Page 5 of 7 Pages

          Other than as described above, Five Arrows has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Five Arrows may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters.

Item 5.   Interest in Securities of the Issuer

            (a) As of the close of business on July 18, 1997, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, (i) 270,270 shares of Class A Preferred Stock and (ii) 470,588 shares of Class B Preferred Stock, each of which is convertible at any time on a 1-for-1 basis into Common Stock of the Company, subject to adjustment. Upon the full conversion of the 740,858 shares of Preferred Stock, at the initial conversion ratio, Five Arrows would own 5.8% of the issued and outstanding shares of Common Stock (based on 12,129,455 shares of Common Stock outstanding as of May 1, 1997, as reported in the Company's Form 10-Q for the quarterly period ended March 31,
1997). Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 740,858 shares of Preferred Stock held by Five Arrows.

          (b) Five Arrows has the sole power to vote and dispose of the 740,858 shares of Preferred Stock owned by it, which power may be exercised by Rothschild.

            (c) Five Arrows purchased the 270,270 shares of Class A Preferred Stock from the Company on January 21, 1997 pursuant to the Class A Investment Agreement. In consideration for the 270,270 shares of Class A Preferred Stock, Five Arrows paid $18.50 per share for a total of $5,000,000. Five Arrows purchased the 470,588 shares of Class B Preferred Stock from the Company on July 18, 1997 pursuant to the Class B Investment Agreement. In consideration for the 470,488 shares of Class B Preferred Stock, Five Arrows paid $21.25 per share for a total of $10,000,000.

     (d) Not applicable.
     (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

      Pursuant to the Articles Supplementary of the Company and the terms of the Preferred Stock, Five Arrows has the right to require the Company to redeem its shares of Preferred Stock at a premium upon the occurrence of certain events. Additionally, the Company has the right to redeem shares of the Preferred Stock at a premium on or after December 31, 2001. Other than as described herein, or the agreement described in Exhibit 99.1 in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                         Page 6 of 7 Pages

ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d-1(f)(1) of the Securities Act of 1934.

99.2 Investment Agreement, dated as of December 31, 1996, between the Company and Five Arrows.

99.3                                 Investment Agreement, dated as of
                                     May 27, 1996, between the Company and
                                     Five Arrows.


                              SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 1997


                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By:  /s/ Matthew W. Kaplan
                                         Matthew W. Kaplan
                                         Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By:  /s/ Matthew W. Kaplan
                                         Matthew W. Kaplan
                                         Senior Vice President






                         Page 7 of 7 Pages